UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 9, 2015, Husky Energy Inc. filed a Material Change Report dated October 30, 2015. The Material Change Report is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-191849) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: November 9, 2015		GENERAL COUNSEL & SECRETARY

Exhibit A

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1	Name and Address of Company

Husky Energy Inc. (the “Corporation”)

707 – 8th Avenue SW

Calgary, AB T2P 3G7

Item 2	Date of Material Change

The material change occurred on October 30, 2015.

Item 3	News Release

The Corporation issued a press release on October 30, 2015 through the facilities of Marketwired and filed on the System for Electronic Document Analysis and Retrieval.

Item 4	Summary of Material Change

The Board of Directors of the Corporation approved an amendment to the Corporation’s dividend policy and declared a quarterly dividend of $0.30 (Canadian) per common share for the three month period ended September 30, 2015 to be issued to all shareholders in the form of common shares.

In connection with the Corporation’s reporting of its financial results for the three and nine month period ended September 30, 2015, the Corporation recorded an after-tax impairment of $3.8 billion and a write-down of $167 million related to legacy oil and natural gas assets in Western Canada. The impairment and write-down are non-cash charges stemming from a downward revision in the Corporation’s longer term oil and natural gas price outlook.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

The Board of Directors of the Corporation has approved an amendment to the Corporation’s dividend policy and approved a quarterly dividend of $0.30 (Canadian) per common share for the three month period ended September 30, 2015. To further support the Corporation’s long-term business objectives, the quarterly dividend will be issued to all shareholders in the form of common shares.

This initiative will provide for cash flow retention while still delivering the dividend. In addition, it supports long-term value maximization while providing further financial flexibility for the Corporation to achieve its business and financial objectives.

The Board of Directors carefully considers numerous factors, including earnings, commodity price outlook, future capital requirements and the financial condition of the Corporation. As always, it will continue to review the Corporation’s dividend policy on a quarterly basis.

In connection with the Corporation’s reporting of its financial results for the three and nine month period ended September 30, 2015, the Corporation recorded an after-tax property, plant and equipment and goodwill impairment charge of $3.8 billion and an after-tax exploration and evaluation asset write-down of $167 million. The after-tax impairment charge was recognized on crude oil and natural gas assets located in Western Canada and was a result of sustained declines in forecasted short and long-term crude oil and natural gas prices and management’s plan to reduce capital investment in these areas.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business number of an executive officer of the Corporation who is knowledgeable about the material change and this report is:

James D. Girgulis

Senior Vice President, General Counsel & Secretary

Telephone (403) 298-7333

Item 9	Date of Report

This report is dated the 6th day of November, 2015.